SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

GLU MOBILE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

379890 10 6

(CUSIP Number)

Hany M. Nada

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

(650) 475-2150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

CUSIP No. 379890 10 6	13D	Page 2

1.	Name of Reporting Persons Granite Global Ventures II L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,478 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.6% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P., Granite Global Ventures II L.L.C., Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

2.

CUSIP No. 379890 10 6	13D	Page 3

1.	Name of Reporting Persons GGV II Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,478 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.6% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

3.

CUSIP No. 379890 10 6	13D	Page 4

1.	Name of Reporting Persons Granite Global Ventures II L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,478 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.6% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

4.

CUSIP No. 379890 10 6	13D	Page 5

1.	Name of Reporting Persons Ray A. Rothrock
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,478 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

5.

CUSIP No. 379890 10 6	13D	Page 6

1.	Name of Reporting Persons Anthony Sun
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,478 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

6.

CUSIP No. 379890 10 6	13D	Page 7

1.	Name of Reporting Persons Scott B. Bonham
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,478 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

7.

CUSIP No. 379890 10 6	13D	Page 8

1.	Name of Reporting Persons Joel D. Kellman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,478 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

8.

CUSIP No. 379890 10 6	13D	Page 9

1.	Name of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,478 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

9.

CUSIP No. 379890 10 6	13D	Page 10

1.	Name of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,478 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

10.

CUSIP No. 379890 10 6	13D	Page 11

1.	Name of Reporting Persons Jenny Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,478 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

11.

CUSIP No. 379890 10 6	13D	Page 12

1.	Name of Reporting Persons Hany M. Nada
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 204,718 shares of Common Stock (4)
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power 204,718 shares of Common Stock (4)
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,820,196 shares of Common Stock (2) (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.
(4)	Mr. Nada, who serves as on the Board of Directors of the Issuer, has options to purchase 204,718 shares of the Issuer’s Common Stock. Options were granted on June 3, 2010 for 20,100 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 3, 2010 and the remaining shares vesting in equal monthly installments thereafter and subject to being fully vested in 2010. Options were also granted on May 29, 2009 for 20,100 shares. Such shares are immediately exercisable. The option vests monthly over one year, with the first 1/12 vesting on June 29, 2009. Options were also granted on June 4, 2008 for 31,185 shares. Such shares are immediately exercisable. The option vests monthly over one year, with the first 1/12 vesting on July 3, 2008. Options were also granted on March 21, 2007 for 33,000 shares. Such shares are immediately exercisable. The option vests over three years with 16 2/3% of the shares vesting six months after grant, and the remaining shares vesting in equal monthly installments thereafter. Options were also granted on April 20, 2007 for 333 shares. Such shares are immediately exercisable. The option vests over three years with 16 2/3% of the shares vesting September 21, 2007. The remaining shares vest in equal monthly installments thereafter. Options were also granted on June 2, 2011 for 50,000 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 2, 2011 and the remaining shares vesting in equal monthly installments thereafter. Options were also granted on June 7, 2012 for 50,000 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 7, 2012 and the remaining shares vesting in equal monthly installments thereafter.

12.

CUSIP No. 379890 10 6	13D	Page 13

1.	Name of Reporting Persons Thomas K. Ng
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,615,478 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,615,478 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,478 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 5 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,544,976 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 70,502 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

13.

Introductory Note: This Amendment No. 5 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons and amends Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2013 (the “Amended Schedule 13D”), and relates to shares of Common Stock, $0.0001 par value per share, of Glu Mobile, Inc (the “Issuer”). This Amendment No. 5 is being filed to report the sale of shares of Common Stock of the Issuer by certain Reporting Persons. Accordingly, the number of securities beneficially owned by certain Reporting Persons has decreased.

Items 4 and 5 of the Amended Schedule 13D are hereby amended and/or supplemented to the extent hereinafter expressly set forth. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Amended Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Between December 23, 2013 and February 6, 2014, the Reporting Persons sold an aggregate of 2,107,740 shares of Common Stock in open market transactions.

Item 5 (a) and (b).	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety a follows:

The following information with respect to the ownership of the shares of the Issuer by the persons filing this Statement is provided as of February 6, 2014:

Reporting Persons	Shares Held Directly	Shares Issuable Upon Exercise of Options Held Directly	Sole Voting Power(3)	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
GGV II	3,544,976	0	0	3,615,478	0	3,615,478	3,615,478	4.6%
GGV II Entrepreneurs	70,502	0	0	3,615,478	0	3,615,478	3,615,478	4.6%
GGV II LLC (1)	0	0	0	3,615,478	0	3,615,478	3,615,478	4.6%
Ray A. Rothrock (1)	0	0	0	3,615,478	0	3,615,478	3,615,478	4.6%
Anthony Sun (1)	0	0	0	3,615,478	0	3,615,478	3,615,478	4.6%
Scott B. Bonham (1)	0	0	0	3,615,478	0	3,615,478	3,615,478	4.6%
Joel D. Kellman (1)	0	0	0	3,615,478	0	3,615,478	3,615,478	4.6%
Hany M. Nada (1, 3)	0	204,718	204,718	3,615,478	204,718	3,615,478	3,820,196	4.9%
Jixun Foo (1)	0	0	0	3,615,478	0	3,615,478	3,615,478	4.6%
Glenn Solomon (1)	0	0	0	3,615,478	0	3,615,478	3,615,478	4.6%
Jenny Lee (1)	0	0	0	3,615,478	0	3,615,478	3,615,478	4.6%
Thomas K. Ng (1)	0	0	0	3,615,478	0	3,615,478	3,615,478	4.6%

(1)	GGV II LLC is the sole general partner of GGV II and GGV II Entrepreneurs and possesses sole power to direct the voting and disposition of the shares owned by GGV II and GGV II Entrepreneurs and may be deemed to have indirect beneficial ownership of the shares held by GGV II and GGV II Entrepreneurs. GGV II LLC owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of GGV II LLC and share voting and dispositive power over the shares held by GGV II and GGV II Entrepreneurs. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their respective pecuniary interests therein.

14.

(2)	This percentage is calculated based upon 77,956,856 shares outstanding (as of November 1, 2013) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.
(3)	Mr. Nada, who serves as on the Board of Directors of the Issuer, has options to purchase 204,718 shares of the Issuer’s Common Stock. Options were granted on June 3, 2010 for 20,100 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 3, 2010 and the remaining shares vesting in equal monthly installments thereafter and subject to being fully vested in 2010. Options were also granted on May 29, 2009 for 20,100 shares. Such shares are immediately exercisable. The option vests monthly over one year, with the first 1/12 vesting on June 29, 2009. Options were also granted on June 4, 2008 for 31,185 shares. Such shares are immediately exercisable. The option vests monthly over one year, with the first 1/12 vesting on July 3, 2008. Options were also granted on March 21, 2007 for 33,000 shares. Such shares are immediately exercisable. The option vests over three years with 16 2/3% of the shares vesting six months after grant, and the remaining shares vesting in equal monthly installments thereafter. Options were also granted on April 20, 2007 for 333 shares. Such shares are immediately exercisable. The option vests over three years with 16 2/3% of the shares vesting September 21, 2007. The remaining shares vest in equal monthly installments thereafter. Options were also granted on June 2, 2011 for 50,000 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 2, 2011 and the remaining shares vesting in equal monthly installments thereafter. Options were also granted on June 7, 2012 for 50,000 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 7, 2012 and the remaining shares vesting in equal monthly installments thereafter.

Item 5(c).	Between December 23, 2013 and February 6, 2014, the Reporting Persons sold an aggregate of 2,107,740 shares of Common Stock in open market transactions as follows:

GGV II	GGV II Entrepreneurs	Average Price Per Share
2,066,639	41,101	$4.18

Item 5(d).	Not applicable.

Item 5(e).	As of February 6, 2014, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

15.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2014	GRANITE GLOBAL VENTURES II L.P.
GGV II ENTREPRENEURS FUND L.P.

	BY:	GRANITE GLOBAL VENTURES II L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

February 10, 2014	GRANITE GLOBAL VENTURES II L.L.C.

	By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

February 10, 2014	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Ray A. Rothrock

February 10, 2014	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Anthony Sun

February 10, 2014	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Scott B. Bonham

February 10, 2014	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Joel D. Kellman

February 10, 2014	By:	/s/ Hany M. Nada
Hany M. Nada

February 10, 2014	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Jixun Foo

February 10, 2014	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Glenn Solomon

February 10, 2014	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Jenny Lee

February 10, 2014	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Thomas K. Ng

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

16.

SCHEDULE I

Managing Members and Investment Committee Members:

Ray A. Rothrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Partner of Venrock and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

Anthony Sun

76 Inglewood Lane

Atherton, CA 94027

Principal Occupation:

Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

Scott B. Bonham

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: Canada

Joel D. Kellman

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

Hany M. Nada

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

Jixun Foo

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: Singapore

Glenn Solomon

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

17.

Jenny Lee

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: Singapore

Thomas K. Ng

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

18.